INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2017 AND 2016

(UNAUDITED)

2488 Dunwin Drive
Mississauga, Ontario L5L 1J9
www.trilliumtherapeutics.com

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Financial Position
Amounts in thousands of Canadian dollars
(Unaudited)

		As at	As at
	Note	September 30, 2017	December 31, 2016
		$	$

ASSETS

Current
Cash and cash equivalents		28,125	50,473
Marketable securities		36,172	-
Amounts receivable		627	527
Prepaid expenses		681	402

Total current assets		65,605	51,402

Property and equipment		2,762	3,260
Intangible assets		8,955	11,850
Other assets		111	111

Total non-current assets		11,828	15,221

Total assets		77,433	66,623

LIABILITIES

Current
Accounts payable and accrued liabilities	4,6	9,946	5,513
Other current liabilities	5	419	403

Total current liabilities		10,365	5,916

Loan payable	5	122	191
Deferred lease inducement	5	415	438
Other liabilities	5	1,813	1,959

Total non-current liabilities		2,350	2,588

Total liabilities		12,715	8,504

EQUITY
Common shares	6	122,347	103,819
Series I preferred shares	6	7,716	7,716
Series II preferred shares	6	44,832	24,369
Warrants	6	6,888	6,888
Contributed surplus		14,388	12,350
Deficit		(131,453)	(97,023)

Total equity		64,718	58,119

Total liabilities and equity		77,433	66,623

Commitments and contingencies [note 9]

Approved by the Board and authorized for issue on November 9, 2017:

(signed) Luke Beshar, Director	(signed) Henry Friesen, Director

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
Amounts in thousands of Canadian dollars, except per share amounts
(Unaudited)

		Three months ended	Three months ended	Nine months ended	Nine months ended
	Note	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
		$	$	$	$
EXPENSES
Research and development	7	8,275	7,720	27,324	20,527
General and administrative	8	969	1,031	2,607	3,016
Operating expenses		9,244	8,751	29,931	23,543
Finance income		(227)	(105)	(468)	(306)
Finance costs		19	20	58	63
Net foreign currency loss (gain)		2,303	(767)	4,909	3,090
Net finance costs (income)		2,095	(852)	4,499	2,847
Net loss before income taxes		11,339	7,899	34,430	26,390
Current income tax expense (recovery)		(2)	3	-	9
Deferred income tax recovery		-	-	-	(3,690)
Total income taxes		(2)	3	-	(3,681)
Net loss and comprehensive loss for the period		11,337	7,902	34,430	22,709
Basic and diluted loss per common share	6(c)	1.05	1.01	3.77	2.91

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Changes in Equity
Amounts in thousands of Canadian dollars, except where noted
(Unaudited)

	Common Shares		Series I Preferred Shares		Series II Preferred Shares		Warrants	Contributed
	Number	Amount	Number	Amount	Number	Amount		Surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$	$
		(note 6)		(note 6)		(note 6)	(note 6)	(note 6)

Balance, December 31, 2016	7,845,184	103,819	53,226,191	7,716	1,077,605	24,369	6,888	12,350	(97,023)	58,119

Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	-	(34,430)	(34,430)

Transactions with owners of the Company, recognized directly in equity

Shares issued, net of issue costs	2,949,674	18,528	-	-	3,250,000	20,463	-	-	-	38,991
Conversion of DSUs from equity to cash settlement	-	-	-	-	-	-	-	(414)	-	(414)
Share-based compensation	-	-	-	-	-	-	-	2,452	-	2,452
Total transactions with owners of the Company	2,949,674	18,528	-	-	3,250,000	20,463	-	2,038	-	41,029
Balance, September 30, 2017	10,794,858	122,347	53,226,191	7,716	4,327,605	44,832	6,888	14,388	(131,453)	64,718

	Common Shares		Series I Preferred Shares		Series II Preferred Shares		Warrants	Contributed
	Number	Amount	Number	Amount	Number	Amount		Surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$	$
		(note 6)		(note 6)		(note 6)	(note 6)	(note 6)

Balance, December 31, 2015	7,796,137	103,340	53,788,579	7,798	1,077,605	24,369	6,926	8,660	(65,290)	85,803

Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	-	(22,709)	(22,709)

Transactions with owners of the Company, recognized directly in equity

Exercise of warrants	3,000	40	-	-	-	-	(4)	-	-	36
Conversion of preferred shares	18,746	82	(562,388)	(82)	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	2,607	-	2,607
Total transactions with owners of the Company	21,746	122	(562,388)	(82)	-	-	(4)	2,607	-	2,643
Balance, September 30, 2016	7,817,883	103,462	53,226,191	7,716	1,077,605	24,369	6,922	11,267	(87,999)	65,737

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Cash Flows
Amounts in thousands of Canadian dollars
(Unaudited)

		Nine months ended	Nine months ended
	Note	September 30, 2017	September 30, 2016
		$	$

OPERATING ACTIVITIES
Net loss for the period		(34,430)	(22,709)
Adjustments for items not affecting cash
Share-based compensation	6	2,452	2,607
Interest accretion	5	43	50
Amortization of intangible assets	7	2,895	2,719
Depreciation of property and equipment	7	606	408
Non-cash change in deferred lease inducement		2	2
Deferred income tax recovery		-	(3,690)
Change in fair value of contingent consideration	7	(146)	-
Unrealized foreign exchange loss		4,514	2,649
		(24,064)	(17,964)
Changes in non-cash working capital balances
Amounts receivable		(100)	563
Prepaid expenses		(279)	335
Accounts payable and accrued liabilities		4,019	790
Other current liabilities		(24)	32
Decrease in other assets		-	11

Cash used in operating activities		(20,448)	(16,233)

INVESTING ACTIVITIES
Purchase of marketable securities		(39,057)	-
Purchase of property and equipment		(108)	(2,740)
Acquisition of Fluorinov, net of cash acquired		-	(9,575)

Cash used in investing activities		(39,165)	(12,315)

FINANCING ACTIVITIES
Repayment of loan payable	5	(97)	(86)
Receipt of deferred lease inducement		-	90
Change in long-term liability	5	-	(62)
Issuance of share capital, net of issuance costs		38,991	36

Cash provided by (used in) financing activities		38,894	(22)

Impact of foreign exchange rate on cash and cash equivalents		(1,629)	(2,649)

Net decrease in cash and cash equivalents during the period		(22,348)	(31,219)

Cash and cash equivalents, beginning of period		50,473	86,771

Cash and cash equivalents, end of period		28,125	55,552

Supplemental cash flow information

Preferred shares converted to common shares		-	82

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
Amounts in thousands of Canadian dollars, except where noted and per share amounts
(Unaudited)

1.	Corporate information

Trillium Therapeutics Inc. (the “Company” or “Trillium”) is a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer. The Company is a corporation existing under the laws of the Province of Ontario. The Company’s head office is located at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9, and it is listed on the Toronto Stock Exchange and on the NASDAQ Stock Market.

2.	Basis of presentation

(a)	Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in compliance with International Accounting Standard 34, Interim Financial Reporting. The notes presented in these unaudited interim condensed consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year-end and are not fully inclusive of all matters required to be disclosed in its annual audited consolidated financial statements.

The policies applied in these unaudited interim condensed consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The board of directors approved the unaudited interim condensed consolidated financial statements on November 9, 2017. Any subsequent changes to IFRS or their interpretation, that are given effect in the Company’s annual audited consolidated financial statements for the year ending December 31, 2017, could result in a restatement of these unaudited interim condensed consolidated financial statements.

(b)	Basis of measurement

These unaudited interim condensed consolidated financial statements have been prepared on the historical cost basis, except for held-for-trading financial assets, cash-settled deferred share units (“DSUs”) and contingent consideration, which are measured at fair value.

(c)	Functional and presentation currency

These unaudited interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(d)	Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, related disclosures of contingent assets and liabilities and the determination of the Company’s ability to continue as a going concern. Actual results could differ materially from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Management has applied significant estimates and assumptions to the following:

Intangible assets

The Company estimates the useful lives of intangible assets from the date they are available for use in the manner intended by management and periodically reviews the useful lives to reflect management’s intent about developing and commercializing the assets. The Company is amortizing the intangible assets acquired on the acquisition of Fluorinov Pharma Inc. (“Fluorinov”) over four years.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
Amounts in thousands of Canadian dollars, except where noted and per share amounts
(Unaudited)

2.	Basis of presentation (continued)

Impairment of long-lived assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the asset may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or cash-generating unit). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Management evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Valuation of contingent consideration

The fair value of contingent consideration on the acquisition of Fluorinov was calculated using a discounted cash flow approach, where a risk-adjusted discount rate was applied to future cash flows. The discount rates used require significant estimates of probabilities of future preclinical and clinical success that are inherently uncertain. The estimate of the potential timing of future events is also uncertain. Changes in these estimates affect the fair value estimates of other liabilities.

Valuation of share-based compensation and warrants

Management measures the costs for share-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, future exercise behaviours and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based compensation and warrants. The fair value of the cash-settled DSU liability is remeasured at each reporting date, with the change in liability recognized in general and administrative expenses.

Functional currency

Management considers the determination of the functional currency of the Company a significant judgment. Management has used its judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions and considered various factors including the currency of historical and future expenditures and the currency in which funds from financing activities are generated. A Company’s functional currency is only changed when there is a material change in the underlying transactions, events and conditions.

3.	Significant accounting policies

The Company’s significant accounting policies were outlined in the Company’s annual audited consolidated financial statements for the year ended December 31, 2016 and have been applied consistently to all periods presented in these unaudited interim condensed consolidated financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited interim condensed consolidated financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2016.

(a)	Basis of consolidation

These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Fluorinov from the date of its acquisition on January 26, 2016 to the date of its amalgamation on January 1, 2017, and Trillium Therapeutics USA Inc. from its date of incorporation on March 26, 2015.

Subsidiaries are fully consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances and gains and losses on transactions between subsidiaries are eliminated.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
Amounts in thousands of Canadian dollars, except where noted and per share amounts
(Unaudited)

3.	Significant accounting policies (continued)

(b)	Marketable securities

Marketable securities consist of guaranteed investment certificates with a maturity of more than 90 days but less than one year from the date of acquisition.

(c)	New standards, amendments and interpretations adopted during 2017

IAS 7, Statement of Cash Flows

In February 2016 the IASB issued amendments to IAS 7 Statement of Cash Flows (“IAS 7”) which requires entities to provide disclosures that enable investors to evaluate changes in liabilities arising from financing activities, including changes arising from cash flows and non-cash changes. The IAS 7 amendments are effective for annual periods beginning on or after January 1, 2017. The adoption of this amendment had no impact on the Company’s unaudited interim condensed consolidated financial statements.

(d)	New standards and interpretations not yet effective

IFRS 9, Financial Instruments

In October 2010 the IASB published amendments to IFRS 9 Financial Instruments (“IFRS 9”) which provides added guidance on the classification and measurement of financial liabilities. In July 2014, the IASB issued its final version of IFRS 9, which completes the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The final standard is mandatorily effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company believes that the adoption of this standard will not have a material impact on the unaudited interim condensed consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

In May 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Entities will transition following either a full or modified retrospective approach. The Company believes that the adoption of this standard will not have a material impact on the unaudited interim condensed consolidated financial statements.

IFRS 16, Leases

In January 2016 the IASB issued IFRS 16 Leases (“IFRS 16”) which requires lessees to recognize assets and liabilities for most leases on their balance sheets. Lessees applying IFRS 16 will have a single accounting model for all leases, with certain exemptions. The new standard will be effective for annual periods beginning on or after January 1, 2019 with limited early application permitted. The Company has not yet determined the impact of this standard on the unaudited interim condensed consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on the Company’s unaudited interim condensed consolidated financial statements. The Company assesses the impact of adoption of future standards on its unaudited interim condensed consolidated financial statements, but does not anticipate significant impact in 2017.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
Amounts in thousands of Canadian dollars, except where noted and per share amounts
(Unaudited)

4.	Accounts payable and accrued liabilities

	September 30,	December 31,
	2017	2016
	$	$

Trade and other payables	742	1,086
Accrued liabilities	8,096	3,978
Due to related parties	1,108	449
	9,946	5,513

Amounts due to related parties represent expense reimbursements, accrued vacation and cash-settled DSUs.

5.	Non-current liabilities

(a)

Trillium is indebted to the Federal Economic Development Agency for Southern Ontario under a non-interest bearing contribution agreement and is making monthly repayments of $10 through November 2019. As at September 30, 2017 and December 31, 2016, the balance repayable was $240 and $335, respectively. The loan payable was discounted using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

(b)

As at September 30, 2017 and December 31, 2016, the Company had a deferred lease inducement of $415 and $438, respectively, for a facility lease. The inducement benefit is being recognized over the expected term of the lease.

(c)

As at September 30, 2017 and December 31, 2016, the Company had a long-term liability of $1,813 and $1,959, respectively, related to contingent consideration on the acquisition of Fluorinov. For the nine months ended September 30, 2017, the remeasurement of the fair value of the contingent consideration recognized a reduction in the time estimate and increased risk of reaching the potential milestones, resulting in a net gain of $146 which is included in research and development expenses.

The current portions of the loan payable and deferred lease inducement are included in other current liabilities in the unaudited interim condensed consolidated statements of financial position.

6.	Share capital

(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, Class B shares and First Preferred Shares, in each case without nominal or par value. Common shares are voting and may receive dividends as declared at the discretion of the board of directors. Class B shares are non-voting and convertible to common shares at the holder’s discretion, on a one-for-one basis. Upon dissolution or wind-up of the Company, Class B shares participate rateably with the common shares in the distribution of the Company’s assets. First Preferred Shares have voting rights as decided upon by the board of directors at the time of grant. Upon dissolution or wind-up of the Company, First Preferred Shares are entitled to priority over common and Class B shares.

The Company has Series I First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the board of directors, and are convertible to common shares at the holder’s discretion, on the basis of 30 Series I First Preferred Shares for one common share.

The Company has Series II First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the board of directors, and are convertible to common shares at the holder’s discretion, on the basis of one Series II First Preferred Share for one common share.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
Amounts in thousands of Canadian dollars, except where noted and per share amounts
(Unaudited)

6.	Share capital (continued)

Holders may not convert Series I or Series II First Preferred Shares into common shares if, after giving effect to the exercise of conversion, the holder would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit may be raised at the option of the holder on 61 days’ prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to clearance of a personal information form submitted by the holder to the Toronto Stock Exchange, and (iii) above 19.99%, subject to approval by the Toronto Stock Exchange and shareholder approval.

(b)	Share capital issued – nine months ended September 30, 2017

In June 2017, the Company completed an underwritten public offering of common shares and non-voting convertible preferred shares in the United States. In the offering, the Company sold 2,949,674 common shares and 3,250,000 Series II Non-Voting Convertible First Preferred Shares at a price of U.S. $5.00 per share. The gross proceeds from this offering were $41,847 (U.S. $30,998) before deducting offering expenses of $2,856.

Concurrently with the closing of the offering, the Company amended the terms of certain common share purchase warrants held by an existing institutional investor. The warrants were previously exercisable to acquire up to 1,190,476 common shares at an exercise price of $8.40 per common share until December 13, 2018 (in each case after giving effect to the 30:1 consolidation previously effected by the Company). Pursuant to the amendment, each warrant (the “Preferred Warrants”) will now be exercisable, at the discretion of the holder, to acquire either one common share or one Series II Non-Voting Convertible First Preferred Share. All other terms of the warrants (including the aggregate number of shares issuable on exercise of the warrants, the exercise price and the expiry date) remain unchanged.

(c)	Weighted average number of common shares

The weighted average number of common shares outstanding for the three and nine months ended September 30, 2017 and 2016 were 10,794,858 and 9,132,801, and 7,815,600 and 7,813,824, respectively. The Company has not adjusted its weighted average number of common shares outstanding in the calculation of diluted loss per share, as any adjustment would be antidilutive.

(d)	Warrants

The following table shows the number of common share purchase warrants outstanding, the exercise prices, the number of common shares issuable on exercise of the warrants and the exercise price per common share for 30 warrants as at September 30, 2017:

			Number of	Exercise
			common shares	price per
	Number of	Exercise	issuable	common share
Expiry dates	warrants	price	on exercise	(30 warrants	)

March 2018	8,640,435	$0.40	288,014	$12.00
December 2018	60,832,576	$0.28	2,027,753	$8.40
	69,473,011		2,315,767

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
Amounts in thousands of Canadian dollars, except where noted and per share amounts
(Unaudited)

6.	Share capital (continued)

The following table shows the number of Preferred Warrants outstanding and their exercise price to acquire either one common share or one Series II Preferred Share at the option of the warrant holder as at September 30, 2017:

	Number of
	Preferred	Exercise
Expiry date	Warrants	Price

December 2018	1,190,476	$8.40
	1,190,476

(e)	Stock option plan

Stock options granted are equity-settled, have a vesting period of four years and have a maximum term of ten years. The total number of common shares available for issuance under the Company’s 2016 Stock Option Plan is 1,894,501. As at September 30, 2017, the Company was entitled to issue an additional 523,597 stock options under the 2016 Stock Option Plan.

Changes in the number of options outstanding during the nine months ended September 30 were as follows:

		2017		2016

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Balance, beginning of period	1,380,237	$13.38	927,834	$14.07
Granted	1,000	8.21	320,459	13.84
Forfeited	(10,000)	12.01	(12,500)	28.52
Expired	(333)	30.00	(5,418)	30.00

Balance, end of period	1,370,904	$13.38	1,230,375	$13.79

Options exercisable, end of period	769,712	$12.77	448,127	$ 11.16

The following table reflects stock options outstanding as at September 30, 2017:

		Stock options outstanding		Stock options exercisable

		Weighted average
		remaining
	Number	contractual life	Weighted average	Number	Weighted average
Exercise prices	outstanding	(in years)	exercise price	exercisable	exercise price

$7.50 - $9.20	429,461	7.3	$8.47	254,639	$8.09
$10.35 - $12.01	273,127	6.7	$10.36	223,231	$10.35
$13.98 - $15.30	307,125	8.6	$14.01	105,666	$14.05
$17.00 - $23.44	332,191	7.9	$20.33	169,254	$20.68
$28.05	29,000	7.7	$28.05	16,922	$28.05

	1,370,904	7.6	$13.38	769,712	$12.77

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
Amounts in thousands of Canadian dollars, except where noted and per share amounts
(Unaudited)

6.	Share capital (continued)

(f)	Deferred Share Unit Plan

The shareholders of the Company approved the 2014 Deferred Share Unit Plan (the “2014 DSU Plan”) on May 27, 2014 and the reservation for issuance of up to 66,667 common shares under the plan. DSUs granted under the 2014 DSU Plan were equity-settled. There were no DSUs issued during the year ended December 31, 2016. A total of 51,788 DSUs were outstanding under this plan as at December 31, 2016 and March 8, 2017.

The board of directors approved a new cash-settled DSU plan (the “Cash-Settled DSU Plan”) on November 9, 2016 and granted 47,614 DSUs for the payment of directors’ fees that will ultimately be cash-settled. On March 9, 2017, the board of directors amended the terms of all outstanding equity-settled DSUs to be settled in cash. The 2014 DSU Plan was subsequently terminated resulting in a reclassification of $414 from contributed surplus to accrued liabilities and the Cash-Settled DSU Plan continues as the only DSU plan of the Company. The fair values of DSUs under this plan as at September 30, 2017 and December 31, 2016 were $632 and $362, respectively.

7.	Research and development

Components of research and development expenses for the three months ended September 30 were as follows:

	2017	2016
	$	$

Research and development programs, excluding the below items	4,754	4,284
Salaries, fees and short-term benefits	1,829	1,481
Share-based compensation	574	902
Amortization of intangible assets	965	965
Depreciation of property and equipment	202	197
Tax credits	(49)	(109)
	8,275	7,720

Components of research and development expenses for the nine months ended September 30 were as follows:

	2017	2016
	$	$

Research and development programs, excluding the below items	16,590	10,842
Salaries, fees and short-term benefits	5,294	4,472
Share-based compensation	2,198	2,252
Amortization of intangible assets	2,895	2,719
Change in fair value of contingent consideration	(146)	-
Depreciation of property and equipment	606	408
Tax credits	(113)	(166)
	27,324	20,527

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
Amounts in thousands of Canadian dollars, except where noted and per share amounts
(Unaudited)

8.	General and administrative

Components of general and administrative expenses for the three months ended September 30 were as follows:

	2017	2016
	$	$

General and administrative expenses, excluding the below items	326	438
Salaries, fees and short-term benefits	514	455
Change in fair value of deferred share units	53	-
Share-based compensation	76	138
	969	1,031

Components of general and administrative expenses for the nine months ended September 30 were as follows:

	2017	2016
	$	$

General and administrative expenses, excluding the below items	1,062	1,361
Salaries, fees and short-term benefits	1,435	1,300
Change in fair value of deferred share units	(144)	-
Share-based compensation	254	355
	2,607	3,016

9.	Commitments and contingencies

As at September 30, 2017, the Company had obligations to make future payments, representing significant research and development contracts and other commitments that are known and committed in the amount of approximately $9,926. These commitments include agreements related to the conduct of the Phase I clinical trials, sponsored research, manufacturing and preclinical studies. The Company also has minimum lease payments relating to operating lease commitments in the amount of $238 over the next 12 months, $1,016 from 12 to 60 months, and $836 thereafter. The facility lease contains options for early termination and for lease extension.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which are uncertain. Under the license agreement for SIRPαFc, the Company has future contingent milestones payable of $25 related to successful patent grants, $200 and $300 on the first patient dosed in phase II and III trials respectively, and regulatory milestones on their first achievement totalling $5,000.

In connection with the acquisition of Fluorinov, the Company is obligated to pay up to $35,000 of additional future payments that are contingent upon achieving certain clinical and regulatory milestones with an existing Fluorinov compound. The Company also has an obligation to pay royalty payments on future sales of such compounds. At Trillium’s discretion, up to 50% of the future contingent payments can be satisfied through the issuance of common shares of Trillium provided that the aggregate number of common shares issuable under such payments will not exceed 1,558,447 common shares unless shareholder approval has first been obtained. In addition, any such future share issuance remains subject to final approval from Trillium’s board of directors and receipt of any requisite approvals under the applicable rules of the Toronto Stock Exchange and the NASDAQ Stock Market. Trillium has also committed to use commercially reasonable efforts to monetize Fluorinov’s central nervous system assets and share 50% of the net proceeds with Fluorinov shareholders.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
Amounts in thousands of Canadian dollars, except where noted and per share amounts
(Unaudited)

9.	Commitments and contingencies (continued)

The acquisition of Fluorinov was considered a related party transaction as two Company directors were determined to be related parties of Fluorinov. One Company director was a director of Fluorinov and had an ownership position in Fluorinov at the time of acquisition of less than 2%, and the second director was a director of an entity that was a beneficiary of a trust that was a shareholder and debenture holder of Fluorinov. The two directors declared their conflict of interest and abstained from all discussions and decisions concerning the Fluorinov acquisition. Accordingly, the Company determined that the consideration paid on the acquisition was made on terms equivalent to those that prevail in arm’s length transactions.

The Company entered into two agreements with Catalent Pharma Solutions in August 2014 pursuant to which Trillium acquired the right to use a proprietary expression system for the manufacture of two SIRPαFc constructs. Consideration for each license includes potential pre-marketing approval milestones of up to U.S. $875 and aggregate sales milestone payments of up to U.S. $28,750. The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the unaudited interim condensed consolidated financial statements with respect to these indemnification obligations.

10.	Financial instruments

(a)	Fair value

IFRS 13 Fair Value Measurement provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those that reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1 Quoted prices in active markets for identical instruments that are observable.
Level 2 Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.
Level 3 Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

The Fluorinov contingent consideration in other liabilities has been classified as Level 3. The fair value of the contingent consideration increases as the time to the expected milestones decreases assuming the probability of achieving the milestones remains unchanged.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is a development stage company and is reliant on external fundraising to support its operations. Once funds have been raised, the Company manages its liquidity risk by investing in cash and short-term instruments to provide regular cash flow for current operations. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The board of directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions not in the ordinary course of business.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2017 and 2016
Amounts in thousands of Canadian dollars, except where noted and per share amounts
(Unaudited)

10.	Financial instruments (continued)

(c)	Currency risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in U.S. dollars. As at September 30, 2017 and December 31, 2016, the Company held U.S. dollar cash and cash equivalents and marketable securities in the amount of U.S. $45,048 and U.S. $30,247, respectively, and had U.S. dollar denominated accounts payable and accrued liabilities in the amount of U.S. $5,719 and U.S. $2,419, respectively. Therefore, a 1% change in the foreign exchange rate would have a net impact on finance costs as at September 30, 2017 and December 31, 2016 of $514 and $369, respectively.

U.S. dollar expenses for the nine months ended September 30, 2017 and 2016 were approximately U.S. $11,070 and U.S. $8,030, respectively. Varying the U.S. exchange rate for the nine months ended September 30, 2017 and 2016 to reflect a 5% strengthening of the Canadian dollar would have decreased the net loss by approximately $723 and $531, respectively, assuming that all other variables remained constant.